Ryan Sansom + 1 617 937 2335 rsansom@cooley.com	Via EDGAR
June 10, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Christie Wong
Mr. Terence O’Brien
Ms. Ada Sarmento
Mr. Tim Buchmiller

Re:	Molecular Partners AG
Amendment No. 3 to Registration Statement on Form F-1
Filed on June 9, 2021
File No. 333-255447
Ladies and Gentlemen:
On behalf of our client, Molecular Partners AG (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 9, 2021 (the “Comment Letter”), relating to the above referenced Amendment No. 3 to the Registration Statement on Form F-1, filed on June 9, 2021. We are also concurrently filing a fourth amendment to the Registration Statement on Form F-1 (the “Amendment No. 4”), which reflects changes in response to the Staff’s comments, as well as other updates.
The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter. For the Staff’s convenience we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amendment No. 3. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amendment No. 4.
Amendment No. 3 to Registration Statement on Form F-1
Use of Proceeds, page 83
1.We note your disclosure that you intend to advance the development of your infectious disease program including the expansion of your research and development activities for COVID-19 antiviral therapeutic product candidates using the proceeds of this offering. Please revise to disclose an estimate of how far in the development of your infectious disease program the proceeds from this
Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116-3736
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June 10, 2021

offering will allow you to reach, including the development of a certain number of additional products, specific phases of clinical trials or preclinical testing.
Response to Comment 1:
In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 83 of the Amendment No. 4.
Tax Implications for U.S. Holders, page 234
2.We note that the tax opinion filed as Exhibit 8.1 appears to be a short-form tax opinion. Please revise this section in your filing to clearly identify that the "Swiss Tax Implications for U.S. Holders" disclosure is the opinion of the counsel or accountant. Please revise the opinion to also include a similar statement. Counsel or the accountant must opine on the tax consequences of the offering, not the manner in which those consequences are described in the prospectus. For guidance, refer to Sections III.B.2 and III.C.2 of Staff Legal Bulletin No. 19.
Response to Comment 2:
In response to the Staff’s comment, the Company has revised the disclosure on page 234 of the Amendment No. 4 and has filed a revised Exhibit 8.1 with the Amendment No. 4.
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Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com

June 10, 2021

Please direct any questions or comments concerning the Form F-1 or this response letter to either the undersigned at +1 617 937 2335 or Brandon Fenn at +1 212 479 6626.

Very truly yours,

/s/ Ryan Sansom

Ryan Sansom

cc:	Patrick Amstutz, Molecular Partners AG
Julien Gander, Molecular Partners AG
Divakar Gupta, Cooley LLP
Brandon Fenn, Cooley LLP
Deanna Kirkpatrick, Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP
Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com